ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 25, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Asia Timmons-Pierce/Chris Ronne—Legal
Anne McConnell/Melinda Hooker—Accounting

Re:	PQ Group Holdings Inc.
Amendment No. 4 to Registration Statement on Form S-1, filed September 19, 2017
File No. 333-218650
SEC Comment Letter dated September 21, 2017

Ladies and Gentleman:

On behalf of PQ Group Holdings Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, we submit via EDGAR for review by the Securities and Exchange Commission (the “SEC”) the accompanying Amendment No. 5 (including certain exhibits) to the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”). A copy of Amendment No. 5 to the Registration Statement has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

Amendment No. 5 to the Registration Statement reflects the Company’s responses to the comments received from the staff of the SEC (the “Staff”) contained in the Staff’s letter dated September 21, 2017 (the “Comment Letter”). For your convenience, the Company is supplementally providing to the Staff a typeset copy of Amendment No. 5 marked to indicate the changes from Amendment No. 4 to the Registration Statement, which was filed on September 19, 2017.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment. All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 5 to the Registration Statement. All capitalized terms used herein that are not defined herein shall have the meanings assigned to such terms in Amendment No. 5 to the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

September 25, 2017

Summary Historical and Unaudited Pro Forma Financial and Other Data, page 20

1.	We note your disclosure of pro forma loss per share for the year ended December 31, 2016 on page 22. In order to clarify what this amount represents and how it is calculated, please more appropriately label it and revise your disclosures on page 63 to present a pro forma loss per share amount for the column “pro forma for the business combination”.

Response to Comment 1:

The Registration Statement has been revised on pages 22 and 63 in response to this comment.

Capitalization, page 57

2.	We read footnote (a) on page 58; however, it does not appear that the Accumulated Deficit has been adjusted as described. Please revise.

Response to Comment 2:

The Registration Statement has been revised on pages 57 and 58 in response to this comment.

Unaudited Pro Forma Financial Information of PQ Group Holdings, page 62

3.	Refer to note (16) on page 69 and note (3) on page 71. Please revise your disclosures to clarify that because the pro forma disclosures for the offering assume all proceeds will be used to repay outstanding debt the related pro forma earnings (loss) per share data gives effect to all shares that will be issued in the offering.

Response to Comment 3:

The Registration Statement has been revised on pages 69 and 71 in response to this comment.

Consolidated Financial Statements

PQ Group Holdings Inc. (Annual and Interim)

4.	Refer to pages F-3 and F-4. Prior to effectiveness, please provide an amendment that includes signed auditors’ reports and consents.

Response to Comment 4:

Pages F-3 and F-4 and exhibits 23.1 and 23.2 of the Registration Statement have been revised in response to this comment.

Securities and Exchange Commission

Division of Corporation Finance

September 25, 2017

5.	We note financial statements (balance sheets and statements of stockholders’ equity) and note disclosures (stock-based compensation) that are presented on a pre-split and pre-reclassification basis. It appears to us that all share and pre-share disclosures in your filing should be retro-actively revised for the split and reclassification prior to effectiveness. This comment is also applicable to disclosures under Executive and Director Compensation.

Response to Comment 5:

The Registration Statement has been revised on pages 22, 57, 63, 70, 72, 76, 155, 161-165, 167-168, 170-171, 175, 177-179, F-5, F-6, F-8, F-18, F-67-73, F-83, F-87, F-88, F-90, F-93 and F-113-115 in response to this comment.

The Company supplementally advises the Staff that the reclassification of its Class A common stock into common stock and 8.8275-for-1 split of its common stock occurred on September 22, 2017. The Company also advises the Staff that the conversion of its Class B common stock into common stock (the “Conversion”) is based on a formula that is dependent upon, among other things, the price per share of the Company’s common stock in the initial public offering and, as a result, will occur in connection with the pricing of the initial public offering (and cannot occur prior thereto). As a result, the Company will not know the actual terms of the Conversion until the pricing of its initial public offering (and, for this reason, the Company has included sensitivity analysis disclosure on page 54 of the Registration Statement to provide potential investors with information regarding the impact of different initial public offering prices on the Conversion). In order to provide potential investors with additional information to assess the impact of the Conversion, the Company has also included disclosure on pages 63, 70, F-6, F-70, F-88, and F-115 to the Registration Statement to present its earnings per share data after giving pro forma effect to the Conversion, assuming an initial public offering price of $22.00 per share (the midpoint of the range included in the prospectus). The Company believes that these disclosures provide potential investors with the information needed to assess the impact of the Conversion on the Company’s capital structure.

*    *    *

Securities and Exchange Commission

Division of Corporation Finance

September 25, 2017

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 951-7802 or Raymond J. Grant of our offices at (617) 235-4668.

Very truly yours,

/s/ Craig E. Marcus

Craig E. Marcus

cc:	Joseph S. Koscinski (PQ Group Holdings Inc.)
Jason M. Licht (Latham & Watkins LLP)

4